Exhibit 9

MEMORANDUM DESCRIBING FARM BUREAU LIFE

INSURANCE COMPANY’S ISSUANCE, TRANSFER AND REDEMPTION

PROCEDURES FOR ITS INDIVIDUAL FLEXIBLE PREMIUM

VARIABLE LIFE INSURANCE POLICIES

This memorandum sets forth the administrative procedures that will be followed by Farm Bureau Life Insurance Company (the “Company”) in connection with the issuance of its individual flexible premium variable life insurance policy (the “Policy”), the transfer of assets held thereunder and the redemption by Policyowners of their interests in the Policies.

1. Purchase and Related Transactions.

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans.

(a) Premium Payments. Premiums for the Policies will not be the same for all Policyowners. An initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The minimum amount of an initial premium is equal to the greater of (1) $100, or (2) an amount that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first two Policy Months. Other than the initial premium, the Company does not require the payment of an additional premium, and failure to pay an additional premium will not of itself cause a Policy to lapse. The Company expects that most Policyowners will choose to pay planned periodic premiums — that is, level premiums at regular intervals. The Policy provides, however, that a Policyowner may pay premiums in addition to planned periodic premiums (i.e., unscheduled premiums) if (i) the Insured is then living; (ii) the additional premium is at least $100; and (iii) the premium does not cause total premiums paid to exceed the maximum premium limitation for the Policy established by federal tax law. The Company reserves the right to limit the number and amount of unscheduled premium payments. In the event that a tendered premium causes total premiums paid to exceed the maximum premium limitation for the Policies established by federal tax law, the Company will return the portion of such premium which causes total premiums to exceed such limitation.

The Policy will remain in force so long as the Net Cash Value (the Cash Value reduced by any Policy Debt and increased by any unearned loan interest) is sufficient to pay the monthly deduction which consists of charges for the cost of insurance, additional insurance benefits and administrative expenses. Thus, the amount of the premium that must be paid to keep the Policy in force depends upon the amount of the monthly deduction and the Net Cash Value of the Policy, which in turn depends upon the investment experience of the Subaccounts of the Variable Account.

The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Policyowner. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the cost of insuring each Insured is commensurate with his or her mortality risk, which is actuarially determined based upon factors such as Attained Age, sex and premium class. Accordingly, while not all Insureds will be subject to the same cost of insurance rate, there will be a single rate for all Insureds in a given actuarial category.

The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination, but recognize that premiums and charges must be based upon factors such as age, sex, health and occupation.

(b) Initial Premium Processing. Upon receipt of a completed application for a Policy, the Company will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This process may involve medical examinations or other verification procedures and may require that certain further information be provided by the applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. The effective date of insurance coverage under the Policy will be the latest of (i) the Policy Date, (ii) if an amendment to the initial application is required pursuant to the Company’s underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Home Office. The Policy Date will be the date the life insurance policy is approved for issue by the underwriter. The Policy Date may also be any other date mutually agreed to by the Company and the Policyowner. If the Policy Date would fall on the 29th, 30th or 31st of any month, the Policy Date will instead be the 28th of such month. Applicants who pay the initial premium at the time of submission of the application will be issued a Temporary Insurance Agreement, provided they meet the health requirements of the Agreement. The initial Net Premium (the initial premium reduced by a premium expense charge consisting of a 2% premium tax charge and a 5% sales charge) will be allocated automatically to the Declared Interest Option as of the Policy Date. The initial Net Premium will remain in the Declared Interest Option until the Company receives, at its Home Office, a notice signed by the Policyowner that the Policy has been received and accepted or 25 days from the Delivery Date, whichever is sooner. At that time, the Cash Value in the Declared Interest Option automatically will be allocated among the Subaccounts and Declared Interest Option pursuant to the allocation instructions set forth in the application for the Policy. No charge is imposed in connection with this initial allocation.

(c) Premium Allocation. The Policyowner may allocate Net Premiums among the Subaccounts or the Declared Interest Option. The Variable Account currently has 37 Subaccounts, each of which invests exclusively in shares of one of the corresponding portfolios of American Century Investments; Dreyfus Variable Investment Fund; Dreyfus Socially Responsible Growth Fund, Inc.; EquiTrust Variable Insurance Series Fund; Fidelity Variable Insurance Products Funds; Franklin Templeton Variable Insurance Products Trust; J.P. Morgan Series Trust II; Summit Pinnacle Series; T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. (each a “Fund”). Each Fund is a series-type mutual fund and is registered with the Securities and Exchange Commission as an open-end diversified management investment company.

The Policyowner must indicate the initial allocation of premiums at the time of application for the Policy. Net Premiums will continue to be allocated in accordance with the Policyowner’s allocation instructions in the application unless contrary written instructions are received by the Company. The change will take effect on the date Written Notice is received at the Home Office. Once a change in allocation is made, all future Net Premiums will be allocated in accordance with the new allocation instructions, unless contrary written instructions are provided by the Policyowner. The minimum percentage of each premium that may be allocated to any Subaccount or the Declared Interest Option is 1%; fractional percentages are not permitted. No charge is imposed for any change in Net Premium allocation.

If the Company determines that a Policyowner is engaging in excessive trading or market timing activities, the Company reserves the right to take actions to protect investors, including exercising the right to cancel or rescind any purchase or transfer order. The Company may also terminate a Policyowner’s ability to submit payment, redemption or transfer requests via telephone, facsimile or electronically. If the Company exercises this right, affected Policyowners will be restricted to submitting payment, redemption or transfer requests via U.S. mail. Any action taken by the Company will be followed by written notice to the Policyowner within ten Business Days of the transaction.

(d) Reinstatement. Prior to the Maturity Date, a terminated Policy (other than a surrendered Policy) may be reinstated at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. In order to reinstate a Policy, a Policyowner must submit: (i) a written application for reinstatement signed by the Insured and the Policyowner; (ii) evidence of insurability satisfactory to the Company; (iii) payment of a premium that, after deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and (iv) an amount equal to the monthly cost of insurance charge for the two Policy Months prior to lapse. The effective date of reinstatement will be the Monthly Deduction Day coinciding with or next following the date of approval by the Company of the application for reinstatement.

(e) Repayment of Policy Debt. A loan made under the Policy will be subject to interest charges at the loan interest rate stated in the Policy from the date that the loan is made. Outstanding Policy Debt may be repaid in whole or in part prior to the Maturity Date at any time during the Insured’s life so long as the Policy is in force. Any payments made by the Policyowner while there is outstanding Policy Debt are treated first as repayment of Policy Debt, unless the Policyowner indicates otherwise. When a repayment of the debt is made, the portion of the Cash Value in the Declared Interest Option securing the repaid portion of the Policy Debt will no longer be segregated within the Declared Interest Option as security for Policy Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner.

(f) Correction of Misstatement of Age or Sex. If the Insured’s age or sex was misstated in an application, the Company will recalculate the Cash Value to be the amount it would have been had the cost of insurance been based on the correct age and sex of the Insured. If the Insured has died, the Company will pay the death proceeds that would have been payable at the Insured’s correct age and sex.

2. Transfers Among Subaccounts.

Amounts may be transferred among the Subaccounts an unlimited number of times per year. Only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account. The amount of this transfer must be at least $100 or the total Cash Value in the Subaccount, or the total Cash Value in the Declared Interest Option reduced by any outstanding Policy Debt, if less than $100. No more than 50% of the Net Accumulated Value in the Declared Interest

Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer would be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, you may transfer the full Net Accumulated Value in the Declared Interest Option. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the Valuation Period during which the request is received at the Home Office. The first transfer in each Policy Year will be made without charge; each time amounts are subsequently transferred in that Policy Year, a transfer charge of $25 will be assessed. Transfers resulting from the making of Policy Loans will not be considered transfers for the purposes of these limitations and charges. All transfers affected on the same day will be considered a single transfer for purposes of these limitations and charges. Transfers are made by Written Notice to the Home Office.

3. Redemption Procedures - Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and annuity plans.

(a) Surrender for Cash Value. At any time prior to the Maturity Date while the Policy is in force, a Policyowner may surrender the Policy in whole or in part by sending Written Notice to the Company at its Home Office. A surrender charge equal to the lesser of $25 or 2% of the amount requested will be payable upon complete surrender and upon each partial surrender.

The amount payable on complete surrender of the Policy is the Net Cash Value at the end of the Valuation Period during which the surrender request is received, less the surrender charge, if not paid in cash. If the entire Net Cash Value is surrendered, all insurance in force will terminate. A partial surrender must be at least $500 and cannot exceed the lesser of (i) the Net Cash Value less $500, or (2) 90% of the Net Cash Value. If not paid in cash, the surrender charge will be deducted from the amount surrendered. The Policyowner may request that the proceeds of a complete or partial surrender be paid in a lump sum or under one of the payment options specified in the Policy.

A partial surrender will be allocated among the Subaccounts and Declared Interest Option in accordance with the written instructions of the Policyowner. If no such instructions are received with the request for partial surrender, the partial surrender will be allocated among the Subaccounts and Declared Interest Option in the same proportion that the Cash Value in each of the Subaccounts and the Cash Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total Cash Value, reduced by any outstanding Policy Debt, on the date the request is received at the Home Office.

Surrender proceeds ordinarily will be mailed to the Policyowner within seven days after the Company receives a signed request for a surrender at its Home Office, although payments may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the net assets of the Variable Account. Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

(b) Payment of Death Proceeds. So long as the Policy remains in force, the Company will, upon due proof of the Insured's death, pay the death proceeds to the primary or a contingent Beneficiary (or if no Beneficiary survives the Insured, to the Policyowner or his estate). In determining the amount of the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. The amount of the death benefit payable under a Policy will depend upon the death benefit option in effect at the time of the Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current Specified Amount and the Cash Value, or (ii) the Cash Value multiplied by the Specified Amount factor. Under Option B, the death benefit will be equal to the greater of (i) the current Specified Amount, or (ii) the Cash Value multiplied by the Specified Amount factor. Cash Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The Specified Amount factors referred to above are determined by the "Cash Value corridor" mandated by Section 7702 of the Internal Revenue Code. The factor is 2.50 for those under 40 years of age and declines as the Insured's Attained Age increases until it becomes 1.0 at age 95.

The death proceeds will be paid to the Beneficiary in one lump sum or under any of the payment options set forth in the Policy, which include payments of interest only, payments for a fixed period, payments for life with a term certain, payments of a fixed amount, and a joint and two-thirds survivor monthly life income. The Company may also provide other payment options in the future.

If the Insured is still alive and the Policy is in force on the Maturity Date (i.e., the Insured's Attained Age 95), the Company will pay the Policyowner the Cash Value of the Policy reduced by an outstanding Policy Debt.

All payments of death benefits and maturity proceeds are ordinarily mailed within seven days after the Company receives due proof of the Insured's death or within seven days of the Maturity Date, unless a payment option is chosen. However, payment may be delayed for more than seven days under the same circumstances described above with respect to surrender payments.

(c) Policy Loans. So long as the Policy remains in force and has a positive Net Cash Value, a Policyowner may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. The maximum amount that may be borrowed at any time is 90% of the Net Cash Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office, less any previously outstanding Policy Debt. (Certain states may permit you to borrow 100% of the Policy’s Net Cash Value.) Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid Policy Loan interest. Policy Debt may be repaid in whole or in part any time during the Insured's life and before the Maturity Date so long as the Policy is in force.

When a Policy Loan is made, an amount equal to the Policy Loan will be segregated within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Cash Value in the Declared Interest Option less Policy Debt outstanding immediately prior to such Policy Loan is less than the amount of such Policy Loan, the difference will be transferred from the Subaccounts which have Cash Value in the same proportions that the Policy's Cash Value in each Subaccount bears to the Policy's total Cash Value in the Variable Account. No charge will be made for those transfers. Cash Values will be determined as of the end of the Valuation Period during which the request for the Policy Loan is received at the home office.

Policy Loan proceeds normally will be mailed to the Policyowner within seven days after receipt of a written request. Postponement of a Policy Loan may take place under the same circumstances described above with respect to surrender payments.

Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate of between 4.5% and 6%, as determined and declared by the Company. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

The interest rate charged on Policy Loans is not fixed. Initially, it will be the rate shown in the Policy on the policy data page. The Company may at any time elect to change the interest rate, subject to the following conditions: (i) the rate may not exceed 7.4% per year in advance (which is equal to an effective rate of 8.0%); (ii) any increase in the interest rate may not exceed 1% per calendar year; and (iii) changes in interest rate may not occur more often than once in any twelve-month period. The Company will send notice of any change in rate to the Policyowner. The new rate will take effect on the Policy Anniversary coinciding with or next following the date the rate is changed.

Interest is payable in advance at the time any Policy Loan is made (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. Interest payable at the time a Policy Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Policy Debt and bear interest at the same rate charged for Policy Loans. An amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option.

Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured's death and to the Cash Value upon complete surrender, and will be credited to the Cash Value in the Declared Interest Option upon repayment of Policy Debt.

(d) Policy Termination. The Policy will terminate and lapse only when Net Cash Value is insufficient on a Monthly Deduction Day to cover the monthly deduction and a Grace Period expires without payment of a sufficient premium. However, the Policy will not lapse if you selected the optional Death Benefit Guarantee Rider and sufficient premiums have been paid to meet the cumulative death benefit guarantee monthly premium requirement on each Monthly Deduction Day. A Grace Period of 61 days begins on the date on which the Company sends Written Notice of any insufficiency to the Policyowner. The notice will be sent to the Policyowner's last known address on file with the Company. The notice will specify the premium payment that, if received during the Grace Period, will be sufficient to keep the Policy in force. If the Company does not receive the premium payment on or before the last day of the Grace Period, the Policy will terminate and insurance coverage and all rights thereunder will cease. Insurance coverage will continue during the Grace Period. The amount of the premium sufficient to keep the Policy in force beyond the Grace Period is an amount equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period. A terminated Policy (other than a surrendered Policy) may be reinstated prior to the Maturity Date at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium.

(e) Cancellation Privilege. The Policyowner may cancel the Policy by delivering or mailing

Written Notice to the Company at its Home Office, and returning the Policy to the Company at its Home Office before midnight of the twentieth day after receipt of the Policy. With respect to all Policies, the Company will refund, within seven days after receipt of the notice of cancellation and the returned Policy at its Home Office, an amount equal to the sum of (a) the Cash Value of the Policy on the business day on or next following the date the Policy is received by the Company at its Home Office, (b) any premium expense charges which were deducted from premiums, (c) monthly deductions made on the Policy Date and any Monthly Deduction Day, and (d) amounts approximating daily charges against the Variable Account.

(f) Special Transfer Privilege. A Policyowner may, at any time prior to the Maturity Date while the Policy is in force, convert the Policy to a flexible premium fixed-benefit life insurance policy by requesting that all of the Cash Value in the Variable Account be transferred to the Declared Interest Option. The Policyowner may exercise this special transfer privilege once each Policy Year. Once a Policyowner exercises the special transfer privilege, all future premium payments will automatically be credited to the Declared Interest Option, until such time as the Policyowner requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of this special transfer privilege.